EXHIBIT 11.

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER AVERAGE COMMON SHARE OUTSTANDING

(000’s except for per share data)

(UNAUDITED)

	Three Months Ended March 31,
	2004	2003
EARNINGS PER SHARE (000’s, except per share data)
Net Income	2,806	2,539
Less: Dividend Requirements on Preferred Stock	59	60

Net Income Applicable to Common Stock	$2,747	$2,479

Average Number of Common Shares Outstanding - Basic	5,494	4,744
Dilutive Effect of Stock Options* and Restricted Stock	23	19
Average Number of Common Shares Outstanding - Diluted	5,517	4,763
Earnings Per Share - Basic	$0.50	$0.52
Earnings Per Share - Diluted	$0.50	$0.52